UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Transition of Chief Executive Officer

On December 17, 2025, Freightos Limited, a Cayman Islands exempted company (“Freightos” or the “Company”) announced that it had mutually agreed with its chief executive officer, director and founder, Zvi Schreiber, that Dr. Schreiber will conclude his service in the role of chief executive officer on January 31, 2026. Dr. Schreiber will be leaving that position to pursue other interests, but will remain in his position as a member of Freightos’ board of directors, helping to guide the Company that he founded in 2012.

While the Company’s board of directors searches for a replacement for Dr. Schreiber as chief executive officer, the Company’s chief financial officer, Pablo Pinillos, will assume the role of interim chief executive officer, with expanded operational responsibilities.

On December 17, 2025, the Company issued a press release announcing the transition of its chief executive officer position. A copy of that press release serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated December 17, 2025, entitled “Freightos Announces CEO Succession Process”

Incorporation by Reference

The information in this Form 6-K (but excluding Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: December 17, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel